Issuer Free Writing Prospectus, dated August 9, 2018

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

Dated August 9, 2018 and

Registration Statement No. 333-225004

WELLTOWER INC.

PRICING TERM SHEET

Issuer:	Welltower Inc.

Title of Securities:	3.950% Notes due 2023 (the “2023 Notes”) 4.950% Notes due 2048 (the “2048 Notes”) 4.250% Notes due 2028 (the “New 2028 Notes”)

Principal Amount:	2023 Notes: $600,000,000 2048 Notes: $500,000,000 New 2028 Notes: $200,000,000

Trade Date:	2023 Notes: August 9, 2018 2048 Notes: August 9, 2018 New 2028 Notes: August 9, 2018

Settlement Date*:	T+5; August 16, 2018

Maturity Date:	2023 Notes: September 1, 2023 2048 Notes: September 1, 2048 New 2028 Notes: April 15, 2028

Interest Payment Dates:	2023 Notes: September 1 and March 1, commencing March 1, 2019 2048 Notes: September 1 and March 1, commencing March 1, 2019 New 2028 Notes: April 15 and October 15, commencing on October 15, 2018

Coupon:	2023 Notes: 3.950% per year, accruing from August 16, 2018 2048 Notes: 4.950% per year, accruing from August 16, 2018 New 2028 Notes: 4.250% per year, accruing from April 10, 2018

Price to Public:

2023 Notes: 99.967% of the principal amount, plus accrued interest, if any

2048 Notes: 99.579% of the principal amount, plus accrued interest, if any

New 2028 Notes: 98.948% of the principal amount, plus accrued interest from and including April 10, 2018 to, but excluding, August 16, 2018

Yield to Maturity:	2023 Notes: 3.957% 2048 Notes: 4.977% New 2028 Notes: 4.384%

Benchmark Treasury:	2023 Notes: 2.750% due July 31, 2023 2048 Notes: 3.000% due February 15, 2048 New 2028 Notes: 2.875% due May 15, 2028

Spread to Benchmark Treasury:	2023 Notes: + 115 basis points 2048 Notes: + 190 basis points New 2028 Notes: + 145 basis points

Benchmark Treasury Price/Yield:	2023 Notes: 99-23+ / 2.807% 2048 Notes: 98-16+ / 3.077% New 2028 Notes: 99-16 / 2.934%

Optional Redemption Provisions
Make-Whole Call:	2023 Notes: + 20 basis points 2048 Notes: + 30 basis points New 2028 Notes: + 25 basis points

Par Call:	2023 Notes: one month prior to the maturity date 2048 Notes: six months prior to the maturity date New 2028 Notes: three months prior to their maturity date

CUSIP/ISIN:	2023 Notes: 95040Q AE4 / US95040QAE44 2048 Notes: 95040Q AF1 / US95040QAF19 New 2028 Notes: 95040Q AD6 / US95040QAD60

Anticipated Ratings** (Moody’s/S&P/Fitch):	Baa1 / BBB+ / BBB+

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

MUFG Securities Americas Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Senior Co-Managers:	BBVA Securities Inc. Fifth Third Securities, Inc. Mizuho Securities USA LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. Stifel, Nicolaus & Company, Incorporated TD Securities (USA) LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Comerica Securities, Inc.

Loop Capital Markets LLC

Raymond James & Associates, Inc.

SMBC Nikko Securities America, Inc.

The Huntington Investment Company

Use of Proceeds:	The net proceeds from the sale of the notes will be approximately $1.285 billion after deducting the underwriting discounts and estimated offering expenses payable by the issuer. The issuer intends to use the net proceeds from this offering to repay advances under its term loan pursuant to the credit agreement with Barclays Bank, PLC, dated as of May 25, 2018 (the “July 2020 Term Loan facility”), and under its primary unsecured credit facility and for general corporate purposes, including investing in health care and seniors housing properties. The July 2020 Term Loan facility supported the issuer’s acquisition of Quality Care Properties, Inc. in July 2018. Pending such use, the net proceeds may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or indirect or guaranteed obligations of the United States. As of August 7, 2018, the issuer had outstanding balances of $1 billion under the July 2020 Term Loan facility and $2.15 billion under its primary unsecured credit facility, which balances bore interest at 4.01% and 2.90%, respectively, based on the applicable floating rates. The July 2020 Term Loan facility matures on July 26, 2020, and primary unsecured credit facility matures on July 19, 2022. Certain of the underwriters and affiliates of certain of the underwriters are lenders or arrangers under the July 2020 Term Loan facility and the primary unsecured credit facility. Upon the issuer’s application of the net proceeds from this offering to repay advances under the July 2020 Term Loan facility and under the primary unsecured credit facility, such underwriters or affiliates may individually receive an amount in excess of 5% of the net proceeds of this offering.

*Note:

The issuer expects that delivery of the notes will be made to investors on or about August 16, 2018, which will be the fifth business day following the date of the prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to August 16, 2018 will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of who wish to trade notes prior to their date of delivery hereunder should consult their advisors.

**Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free: 1-888-603-5847, Citigroup Global Markets Inc. toll-free: 1-800-831-9146, or MUFG Securities Americas Inc. toll-free: 1-877-649-6848.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.